Exhibit 2
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FOR IMMEDIATE RELEASE                                               14 July 2008



                              WPP GROUP PLC ("WPP")

         Ogilvy acquires majority stake in Advertures in Czech Republic


WPP announces that its wholly-owned operating company Ogilvy, the leading marketing services network, has acquired a majority stake in Advertures s.r.o ("Advertures") a leading online marketing agency in the Czech Republic.

Founded in 2001, Advertures is based in Prague and employs 28 people. Advertures' clients include the Czech Ministry of Foreign Affairs, Clickforsky, Nokia, SUN Microsystems and EMC.

Advertures's  unaudited  revenues for the year ended 31 December  2007 were Euro
1.5 million, with gross assets at the same date of Euro 1 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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